Exhibit 99.1

Foresight Announces First Quarter 2024 Financial Results

NESS ZIONA, Israel — May 28, 2024 — Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, today reported financial results for the first quarter of 2024.

Key highlights:

●	Initial revenues from collaborations with Elbit Systems Ltd. (“Elbit”) and SoftBank Corp. (Tokyo: 9434) (“SoftBank”)
●	Focus on defense, industrial vehicles and Eye-Net Mobile (“Eye-Net”), the Company’s wholly owned subsidiary, initiatives resulted in significant reduction in net loss
●	Cash, cash equivalents and restricted cash amounted to $14.8 million at the end of the first quarter of 2024
●	Company continues to increase its market awareness with multiple engagements, mainly in Europe, Japan, and China
●	Eye-Net collaborates with new global leading partners

“Foresight continues to impress key customers in proof-of-concept (“POC”) projects, leading to promising commercial opportunities, mainly in Europe, Japan, and China,” said Haim Siboni, CEO of Foresight. “During the first quarter of 2024, Foresight successfully completed two POC projects with a leading Japanese vehicle manufacturer. This collaboration could eventually lead to the integration of Foresight’s solutions into the manufacturer’s passenger vehicles. More recently, we announced that Elbit will deploy Foresight’s cutting-edge software solution with a leading defense customer, demonstrating the significant commercial opportunities for Foresight’s innovative 3D perception software-based solutions.”

“The first quarter also saw significant business milestones for Eye-Net, Foresight’s wholly owned subsidiary. Eye-Net continues to build on its relationship with SoftBank in Japan, moving from technology validation to initiate commercial efforts of Eye-Net’s technology in Japan. These achievements should pave the way for new commercial opportunities in the months to come,” concluded Siboni.

The Company reported a U.S. generally accepted accounting principles (GAAP) operating loss of $2.9 million for the three months ended March 31, 2024, compared to $4.6 million for the three months ended March 31, 2023, approximately a 37% decrease. Foresight reported a GAAP net loss of $1.5 million for the three months ended March 31, 2024, compared to $4.6 million for the three months ended March 31, 2023, approximately a 67% decrease, and reported a non-GAAP net loss of $1.4 million for the three months ended March 31, 2024, compared to a non-GAAP loss of $4.2 million for the three months ended March 31, 2023. The financial results reflect the Company’s efficiency that has been achieved primarily through our renewed focus on enhancing client-facing initiatives and the strategic reallocation of resources. A reconciliation between GAAP net loss and non-GAAP net loss is provided in the financial statements that are part of this release.

First quarter Corporate Highlights:

●	Eye-Net and Softbank Successfully Complete Technology Validation Phase for Connected Mobility Applications in Japan: In March 2024, Eye-Net announced that SoftBank will collaborate with its business partners to initiate commercial validation efforts of Eye-Net’s products in Japan, having successfully completed the first phase of the multi-phrase agreement in November 2023. SoftBank’s commercial validation efforts follow this technology validation, and this new phase will see SoftBank initiate sales efforts with key business partners to advance the commercial validation of Eye-Net’s solutions in Japan.

●	Eye-Net Secures Follow-up Order from Leading Japanese Vehicle Manufacturer: Eye-Net announced in March 2024 that it received an additional order for a POC from a leading global Japanese vehicle manufacturer. The parties initially engaged in the POC project in February 2023 and the successful completion of the first two phases of it demonstrated the feasibility and potential benefits of Eye-Net’s solutions for the automotive industry.

●	Foresight Successfully Completes Project with Prominent Japanese Vehicle Manufacturer: In February 2024, Foresight announced the completion of two POC projects with a leading Japanese vehicle manufacturer. The two projects evaluated the accuracy of Foresight’s unique automatic calibration capabilities to enhance 3D depth perception. The parties are now exploring co-development initiatives for further evaluation of the solution’s capabilities, and potential collaboration could involve the integration of Foresight’s solution into the manufacturer’s passenger vehicles.

First Quarter 2024 Financial Results

●	Revenues for the three months ended March 31, 2024 were $101,000, compared to $55,000 for the three months ended March 31, 2023, an increase of 84%. The revenues were generated primarily by Eye-Net from the successful completion of a POC project with SoftBank and from the commercialization agreement with Elbit.

●	Research and development expenses, net for the three months ended March 31, 2024 were $2,158,000, compared to $3,119,000 for the three months ended March 31, 2023, a 31% decrease. The decrease is mainly attributable to a decrease in payroll and related expenses and a decrease in subcontracted work and consultants.

●	Sales and marketing expenses for the three months ended March 31, 2024 were $265,000, compared to $704,000 for the three months ended of March 31, 2023, a decrease of 62%. The decrease is mainly attributed to a decrease in payroll and related expenses and a decrease in exhibitions, conventions, and travel expenses.

●	General and administrative expenses for the three months ended March 31, 2024 were $553,000, compared to $857,000 for the three months ended March 31, 2023, a decrease of 35%. The decrease is primarily attributable to a decrease in payroll and related expenses and in professional services.

●	Financial income, net for the three months ended March 31, 2024 was $1,373,000, compared to financial income, net of $60,000 for the three months ended March 31, 2023. Financial income, net for the three months ended March 31, 2024 consisted of a gain from the revaluation and sale of the Company’s stake in Rail Vision Ltd. to its fair value in the amount of $1,412,000 and from interest income in the amount of $143,000, offset by exchange rate differences and other offsetting factors in the amount of $182,000. Finance income, net for the three months ended March 31, 2023 consisted of profit from the revaluation of the Company’s stake in Rail Vision Ltd. to its fair value in the amount of $122,000 and interest income in the amount of $210,000, offset by exchange rate differences and other offsetting factors in the amount of $272,000.

●	GAAP net loss for the for the three months ended March 31, 2024 was $1,536,000, or $0.003 per ordinary share, compared to a GAAP net loss of $4,586,000, or $0.014 per ordinary share, for the three months ended March 31, 2023.

●	Non-GAAP net loss for the three months ended March 31, 2024 was $1,395,000, or $0.003 per ordinary share, compared to a non-GAAP net loss of $4,241,000 for the three months ended March 31, 2024 , or $0.013 per ordinary share. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

Balance Sheet Highlights

●	Cash, cash equivalents and restricted cash totaled $14.8 million as of March 31, 2024, compared to $15.7 million in cash, cash equivalents and restricted cash as of December 31, 2023.

●	GAAP total equity totaled $14.6 million as of March 31, 2024, a decrease of 8.5% compared to $16.0 million as of December 31, 2023. The decrease is mainly attributable to the net loss for the period in the amount of $1,536,000.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its first quarter achievements should pave the way for new commercial opportunities in the months to come and the exploration of a prospective co-development initiative for the further evaluation of its automatic calibration capabilities to enhance 3D depth perception with a view to integration into the Japanese vehicle manufacturer’s passenger vehicles. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of March 31, 2024 Unaudited	As of March 31, 2023 Unaudited	As of December 31, 2023 Audited
ASSETS

Current assets:
Cash and cash equivalents	$14,747	$20,898	$15,635
Restricted cash	98	99	99
Short term deposits	-	657	-
Marketable equity securities	38	2	474
Trade receivables	241	-	308
Other receivables	689	664	531
Total current assets	15,813	22,320	17,047

Non-current assets:
ROU asset	2,340	2,145	1,802
Investment in equity securities	-	2,926	-
Fixed assets, net	410	622	461
	2,750	5,693	2,263

Total assets	$18,563	$28,013	$19,310

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$149	$261	$136
Operating lease liability	396	454	468
Other accounts payables	1,557	1,258	1,548
Total current liabilities	2,102	1,973	2,152

Non-current liabilities:
Operating lease liability	1,829	1,499	1,163

Total liabilities	3,931	3,472	3,315
Shareholders’ equity:
Ordinary shares of NIS 0 par value;	-	-	-
Additional paid-in capital	135,441	130,097	135,282
Accumulated deficit	(121,426)	(106,066)	(119,890)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	14,015	24,031	15,392
Non-controlling interest	617	510	603
Total equity	14,632	24,541	15,995

Total liabilities and shareholders’ equity	$18,563	$28,013	$19,310

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
LOSS

U.S. dollars in thousands

	Three months ended March 31,
	2024 Unaudited	2023 Unaudited
Revenues	101	55

Cost of revenues	(34)	(21)

Gross profit	67	34

Research and development expenses	(2,158)	(3,119)

Sales and marketing expenses	(265)	(704)

General and administrative expenses	(553)	(857)

Operating loss	(2,909)	(4,646)

Financing income, net	1,373	60

Net loss	(1,536)	(4,586)

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Three months ended March 31,
	2024 Unaudited	2023 Unaudited

Net cash used in operating activities
Loss for the period	(1,536)	(4,586)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	(1,052)	113

Net cash used in operating activities	(2,588)	(4,473)

Cash flows from investing activities
Changes in short term deposits	-	6,559
Purchase of fixed assets	(11)	(84)
Proceeds from sales of marketable securities	1,847	-

Net cash provided by investing activities	1,836	6,475

Cash flows from financing activities:
Issuance expenses	(9)	-

Net cash used in financing activities	(9)	-

Effect of exchange rate changes on cash and cash equivalents	(128)	(280)

Increase (decrease) in cash and cash equivalents and Restricted cash	(889)	1,722
Cash and cash equivalents and Restricted cash at the beginning of the period	15,734	19,275

Cash and cash equivalents and Restricted cash at the end of the period	14,845	20,997

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	Three months ended March 31,
	2024 Unaudited	2023 Unaudited
Share-based payment	141	345
Depreciation	62	60
Revaluation of marketable equity securities	(1,411)	(122)
Exchange rate changes on cash and cash equivalents	128	280
Changes in assets and liabilities:
Decrease (increase) in other receivables	(158)	178
Increase (decrease) in trade payables	13	(54)
Increase in trade receivables	67	-
Change in operating lease liability, net	56	(39)
Increase (decrease) in other accounts payable	50	(535)

Adjustments to reconcile loss to net cash provided by (used in) operating activities	(1,052)	113

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Three months ended March 31,
	2024 Unaudited	2023 Unaudited
GAAP operating loss	(2,909)	(4,646)
Share-based compensation in cost of services	-	2
Share-based compensation in research and development	78	227
Share-based compensation in sales and marketing	4	31
Share-based compensation in general and administrative	59	85
Non-GAAP operating loss	(2,768)	(4,301)

GAAP net loss	(1,536)	(4,586)
Share-based compensation expenses	141	345
Non-GAAP net loss	(1,395)	(4,241)